

November 5, 2010

<u>Via U.S. Mail</u>

Mr. Mark L. Baum
Chief Executive Officer
Shrink Nanotechnologies, Inc.
2038 Corte Del Nogal, Suite 110
Carlsbad, CA   92011

> **Re: Shrink Nanotechnologies, Inc.**
> **Item 4.01 Form 8-K**
> **Filed October 18, 2010**
> **File No. 0-52860**

Dear Mr. Baum:

    We have completed our review of your filings and have no further comments at this time.

                        Sincerely,

                        Kevin Vaughn
                        Accounting Branch Chief